Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Successor						Predecessor
	2017	2016	2015	2014	2013		Period from January 1, through May 13, 2013
Pretax income (loss) from continuing operations	$10,662	$18,392	$39,720	$30,505	$2,152		($50,461)
Fixed charges	31,722	32,144	30,704	43,078	24,531		1,439

Adjusted earnings	$42,384	$50,536	$70,424	$73,583	$26,683		($49,022)

Fixed Charges and Preferred Dividends:
Interest expense (including amortization of deferred financing fees)	31,722	32,144	30,704	43,078	24,531		1,439
Preferred share dividends	7,973	9,641	9,641	12,797	9,369		-

Total fixed charges and preferred dividends	$39,695	$41,785	$40,345	$55,875	$33,900		$1,439

Ratio of earnings to fixed charges and preferred dividends	1.1	1.2	1.7	1.3	0.8	(a)	(34.1	)(b)

(a)	For the 2013 Successor period, the deficiency was $6.5 million.
(b)	For the 2013 Predecessor period, the deficiency was $50.5 million.